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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

20 February 2003



                JUPITERS LIMITED RESET PREFERENCE SHARES DIVIDEND
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The Board of Directors of Jupiters Limited has declared an unfranked dividend on the Company's Reset Preference Shares (JUPPA) at a rate of 8.15% per annum in respect of the period from and including 9 October 2002 to and including 8 April 2003, in accordance with the prospectus dated 28 February 2002.

The record date for determining entitlement to the dividend is 28 March 2003 and the dividend payment date will be 9 April 2003.



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